Exhibit 99.1

To the Non-Managing Members of

CMF TT II, LLC

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

By:	Patrick T. Egan
President and Director
Ceres Managed Futures LLC
Trading Manager,
CMF TT II, LLC

Ceres Managed Futures LLC
1585 Broadway
New York, NY 10036
(855) 672-4468

Report of Independent Registered Public Accounting Firm

To the Members of CMF TT II, LLC,

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of CMF TT II, LLC (the Trading Company), including the condensed schedules of investments, as of December 31, 2025 and 2024, the related statements of income and expenses and changes in members’ capital for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trading Company at December 31, 2025 and 2024, and the results of its operations and changes in its members’ capital for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Trading Company’s management. Our responsibility is to express an opinion on the Trading Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Trading Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trading Company is not required to have, nor were we engaged to perform, an audit of the Trading Company’s internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trading Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to those charged with governance and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. We determined that there are no critical audit matters.

We have served as the Trading Company’s auditor since 2017.

Boston, Massachusetts

March 20, 2026

CMF TT II, LLC

Statements of Financial Condition

December 31, 2025 and 2024

	December 31, 2025	December 31, 2024
Assets:
Equity in trading accounts:
Unrestricted cash (Note 2e)	$39,965,012	$40,880,844
Restricted cash (Note 2e)	12,793,273	20,273,901
Foreign cash (cost $470,983 and $0 at December 31, 2025 and December 31, 2024, respectively)	476,486	-
Net unrealized appreciation on open futures contracts	3,273,528	3,804,459
Net unrealized appreciation on open forward contracts	478,793	302,104

Total equity in trading accounts (1)	56,987,092	65,261,308

Interest receivable	96,429	129,209

Total assets	$57,083,521	$65,390,517

Liabilities and Members’ Capital:
Liabilities:
Foreign cash (proceeds $0 and $377,703 at December 31, 2025 and December 31, 2024, respectively)	$-	$374,279
Accrued expenses:
Management fees	39,923	44,801
Professional fees	48,133	26,392
Redemptions payable	868,037	98,738

Total liabilities	956,093	544,210

Members’ Capital:
Managing Member	-	-
Non-Managing Member	56,127,428	64,846,307

Total Members’ capital (net asset value)	56,127,428	64,846,307

Total liabilities and Members’ capital	$57,083,521	$65,390,517

(1)	As of December 31, 2025 and December 31, 2024, the amounts include $45,185,277 and $52,714,065, respectively, held in trading accounts with MS&Co.

See accompanying notes to financial statements.

CMF TT II, LLC

Condensed Schedule of Investments

December 31, 2025

	Notional ($)/ Number of Contracts	Fair Value	% of Members’ Capital
Futures Contracts Purchased
Currencies	591	$300,053	0.53%
Energy	76	264,539	0.47
Grains	81	(297,284)	(0.53)
Indices	342	84,492	0.15
Interest Rates U.S.	596	(328,385)	(0.59)
Interest Rates Non-U.S.	1,423	(50,440)	(0.09)
Livestock	162	289,332	0.52
Metals
SILVER FUTURE MAR26	6	576,948	1.03
Other	522	1,116,145	1.99
Softs	92	13,016	0.03

Total futures contracts purchased		1,968,416	3.51

Futures Contracts Sold
Currencies	2,087	23,690	0.04
Energy	148	323,914	0.58
Grains	1,253	619,685	1.10
Indices	116	6,306	0.01
Interest Rates U.S.	15	1,542	0.00 *
Interest Rates Non-U.S.	1,593	204,118	0.36
Metals	6	154,616	0.28
Softs	386	(28,759)	(0.05)

Total futures contracts sold		1,305,112	2.32

Net unrealized appreciation on open futures contracts		$3,273,528	5.83%

Unrealized Appreciation on Open Forward Contracts
Currencies	$11,089,386	$113,563	0.20%
Metals	130	1,054,636	1.88

Total unrealized appreciation on open forward contracts		1,168,199	2.08

Unrealized Depreciation on Open Forward Contracts
Currencies	$11,737,358	(52,431)	(0.10)
Metals	148	(636,975)	(1.13)

Total unrealized depreciation on open forward contracts		(689,406)	(1.23)

Net unrealized appreciation on open forward contracts		$478,793	0.85%

* Due to rounding

See accompanying notes to financial statements.

CMF TT II, LLC

Condensed Schedule of Investments

December 31, 2024

	Notional ($)/ Number of Contracts	Fair Value	% of Members’ Capital
Futures Contracts Purchased
Currencies	1,833	$(119,881)	(0.18	) %
Energy	135	159,486	0.25
Grains	901	311,703	0.48
Indices	871	(646,699)	(1.00)
Interest Rates U.S.	128	269	0.00	*
Interest Rates Non-U.S.	3,036	(405,628)	(0.63)
Livestock	419	490,268	0.76
Metals	121	(25,450)	(0.04)
Softs	164	2,116,545	3.26

Total futures contracts purchased		1,880,613	2.90

Futures Contracts Sold
Currencies	2,466	1,810,125	2.79
Energy	133	(143,902)	(0.22)
Grains	1,126	(528,960)	(0.82)
Indices	318	54,939	0.08
Interest Rates U.S.	291	187,032	0.29
Interest Rates Non-U.S.	1,583	269,148	0.42
Metals	183	181,264	0.28
Softs	205	94,200	0.15

Total futures contracts sold		1,923,846	2.97

Net unrealized appreciation on open futures contracts		$3,804,459	5.87%

Unrealized Appreciation on Open Forward Contracts
Currencies	$25,494,524	$301,960	0.47%
Metals	119	372,119	0.57

Total unrealized appreciation on open forward contracts		674,079	1.04

Unrealized Depreciation on Open Forward Contracts
Currencies	$15,207,817	(96,955)	(0.15)
Metals	44	(275,020)	(0.42)

Total unrealized depreciation on open forward contracts		(371,975)	(0.57)

Net unrealized appreciation on open forward contracts		$302,104	0.47%

* Due to rounding

See accompanying notes to financial statements.

CMF TT II, LLC

Statements of Income and Expenses

For the Years Ended December 31, 2025, 2024 and 2023

	2025	2024	2023
Investment Income:
Interest income	$1,596,408	$2,399,917	$2,403,761

Expenses:
Brokerage, clearing and transaction fees (Note 2i)	440,430	632,638	464,221
Incentive fees (Note 3b)	-	1,013,156	403,868
Management fees (Note 3a)	489,715	600,352	634,717
Professional fees	76,238	73,249	71,868

Total expenses	1,006,383	2,319,395	1,574,674

Net investment income (loss)	590,025	80,522	829,087

Trading Results:
Net gains (losses) on trading of commodity interests:
Net realized gains (losses) on closed contracts	(363,657)	3,965,214	3,129,012
Net change in unrealized gains (losses) on open contracts	(352,163)	2,677,485	591,393

Total trading results	(715,820)	6,642,699	3,720,405

Net income (loss)	$(125,795)	$6,723,221	$4,549,492

See accompanying notes to financial statements.

CMF TT II, LLC

Statements of Changes in Members’ Capital

For the Years Ended December 31, 2025, 2024 and 2023

	Managing Member	Non-Managing Member	Total
Members’ Capital, December 31, 2022	$-	$71,102,465	$71,102,465
Capital contributions - Non-Managing Member	-	3,352,140	3,352,140
Capital withdrawals - Non-Managing Member	-	(10,258,166)	(10,258,166)
Net income (loss)	-	4,549,492	4,549,492

Members’ Capital, December 31, 2023	-	68,745,931	68,745,931
Capital contributions - Non-Managing Member	-	3,049,934	3,049,934
Capital withdrawals - Non-Managing Member	-	(13,672,779)	(13,672,779)
Net income (loss)	-	6,723,221	6,723,221

Members’ Capital, December 31, 2024	-	64,846,307	64,846,307
Capital contributions - Non-Managing Member	-	8,609,318	8,609,318
Capital withdrawals - Non-Managing Member	-	(17,202,402)	(17,202,402)
Net income (loss)	-	(125,795)	(125,795)

Members’ Capital, December 31, 2025	$-	$56,127,428	$56,127,428

See accompanying notes to financial statements.

CMF TT II, LLC

Notes to Financial Statements – December 31, 2025

1.	Organization:

CMF TT II, LLC (“TT II, LLC” or the “Trading Company”) was formed on March 26, 2007, as a Delaware limited liability company under the Delaware Limited Liability Company Act (the “Act”), to engage in the speculative trading of commodities, domestic and foreign futures contracts, forward contracts, foreign exchange commitments, options on physical commodities and on futures contracts, spot (cash) commodities and currencies, exchange of futures contracts for physicals transactions, exchange of physicals for futures contracts transactions, and any rights pertaining thereto (collectively, “Futures Interests”) (refer to Note 4, “Financial Instruments”). The Trading Manager (as defined below) may also determine to invest up to all of the Trading Company’s assets in United States (“U.S.”) Treasury bills and/or money market mutual funds, including money market mutual funds managed by Morgan Stanley or its affiliates. The Trading Company commenced operations on August 1, 2007. No member is liable for obligations of the Trading Company in excess of its capital contributions and profits, if any, net of distributions or redemptions and losses, if any.

Ceres Managed Futures LLC (“Ceres”, the “Managing Member” or the “Trading Manager”) is the trading manager and the managing member of the Trading Company. Ceres is a wholly-owned subsidiary of Morgan Stanley Capital Management LLC (“MSCM”). MSCM is ultimately owned by Morgan Stanley. Morgan Stanley is a publicly held company whose shares are listed on the New York Stock Exchange. Morgan Stanley is engaged in various financial services and other businesses.

Ceres has retained Transtrend B.V. (“Transtrend” or the “Trading Advisor”), an unaffiliated commodity trading advisor registered with the Commodity Futures Trading Commission (“CFTC”), to trade Futures Interests on behalf of the Trading Company. Each member (each investor in the Trading Company, a “Member”) invests its assets in the Trading Company, which allocates substantially all of its assets in the trading program of Transtrend, which makes investment decisions for the Trading Company. Ceres Orion L.P. (“Orion”) (a New York limited partnership) was the sole Member of the Trading Company and owned 100% of the Trading Company as of December 31, 2025 and 2024.

The clearing commodity broker for the Trading Company is Morgan Stanley & Co. LLC (“MS&Co.”). During the periods included in this report, MS&Co. also acted as the counterparty on the trading of foreign currency forward contracts. JPMorgan Chase Bank, N.A. (“JPMorgan”) also acts as a foreign exchange forward or swap contract counterparty for the Trading Company. MS&Co. is a wholly-owned subsidiary of Morgan Stanley.

The Trading Manager has delegated certain administrative functions to SS&C Technologies, Inc., a Delaware corporation, currently doing business as SS&C GlobeOp (the “Administrator”). Pursuant to a master services agreement, the Administrator furnishes certain administrative, accounting, regulatory reporting, tax and other services as agreed from time to time. In addition, the Administrator maintains certain books and records of the Trading Company.

CMF TT II, LLC

Notes to Financial Statements

2.	Basis of Presentation and Summary of Significant Accounting Policies:

a.

Use of Estimates. The preparation of financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Trading Manager to make estimates and assumptions that affect the reported amounts of assets and liabilities, income and expenses, and related disclosures of contingent assets and liabilities in the financial statements and accompanying notes. As a result, actual results could differ from these estimates, and those differences could be material.

b.

Statement of Cash Flows. The Trading Company has not provided a Statement of Cash Flows, as permitted by Accounting Standards Codification (“ASC”) 230, “Statement of Cash Flows.” The Statements of Changes in Members’ Capital are included herein. As of and for the years ended December 31, 2025, 2024 and 2023, the Trading Company carried no debt and all of the Trading Company’s investments were carried at fair value and classified as Level 1 or Level 2 measurements.

c.

Trading Company’s Investments. All Futures Interests held by the Trading Company, including derivative financial instruments and derivative commodity instruments, are held for trading purposes. The Futures Interests are recorded on trade date and open contracts are recorded at fair value (as described in Note 6, “Fair Value Measurements”) at the measurement date. Gains or losses are realized when contracts are liquidated and are determined using the first-in, first-out method. Net unrealized gains or losses on open contracts are included as a component of equity in trading accounts in the Statements of Financial Condition. Net realized gains or losses and net change in unrealized gains or losses are included in the Statements of Income and Expenses.

d.

Foreign Currency Transactions and Translation. The Trading Company’s functional currency is the U.S. dollar; however, the Trading Company may transact business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rate in effect at the date of the Statements of Financial Condition. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rate in effect during the period. The effects of changes in foreign currency exchange rates on investments are not segregated in the Statements of Income and Expenses from the changes in market price of those investments, but are included in net realized gains (losses) on closed contracts and net change in unrealized gains (losses) on open contracts in the Statements of Income and Expenses.

e.

Restricted and Unrestricted Cash. The cash held by the Trading Company available for trading in Futures Interests is on deposit in commodity brokerage accounts with MS&Co. and JPMorgan. The Trading Company’s restricted cash is equal to the cash portion of assets on deposit to meet margin requirements, as determined by the exchange or counterparty, and required by MS&Co. and JPMorgan, as applicable. At December 31, 2025 and 2024, the amount of cash held for margin requirements was $12,793,273 and $20,273,901, respectively. Restricted and unrestricted cash includes cash denominated in foreign currencies of $476,486 (cost of $470,983) and $(374,279) (proceeds of $377,703) as of December 31, 2025 and 2024, respectively. As of December 31, 2025, restricted cash, unrestricted cash, and cash denominated in foreign currencies held by MS&Co. amounted to $12,418,526, $28,599,095, and $476,486, respectively. As of December 31, 2024, restricted cash, unrestricted cash, and cash denominated in foreign currencies held by MS&Co. amounted to $19,119,565, $30,069,849, and $(374,279), respectively.

CMF TT II, LLC

Notes to Financial Statements

f.

Revenue Recognition. MS&Co. pays the Trading Company interest income on 100% of its average daily equity maintained in cash in the Trading Company’s brokerage account at MS&Co. during each month at the rate equal to the monthly average of the 4-week U.S. Treasury bill discount rate less 0.15% during such month but in no event less than zero. When the effective rate is less than zero, no interest is earned. Any interest earned on the Trading Company’s cash account in excess of the amounts described above, if any, will be retained by MS&Co. and/or shared with Ceres. For purposes of such interest payments, daily funds do not include monies due to the Trading Company on Futures Interests that have not been received. MS&Co. and Ceres will retain any excess interest not paid to the Trading Company on such uninvested cash.

g.

Income Taxes. Income taxes have not been recorded as each Member is individually liable for the taxes, if any, on its share of the Trading Company’s income and expenses. The Trading Company follows the guidance of ASC 740, “Income Taxes,” which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in the course of preparing the Trading Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained “when challenged” or “when examined” by the applicable tax authority. Tax positions determined not to meet the more-likely-than-not threshold would be recorded as a tax benefit or liability in the Trading Company’s Statements of Financial Condition for the current year. If a tax position does not meet the minimum statutory threshold to avoid the incurring of penalties, an expense for the amount of the statutory penalty and interest, if applicable, shall be recognized in the Trading Company’s Statements of Income and Expenses in the years in which the position is claimed or expected to be claimed. The Trading Manager has concluded that there are no significant uncertain tax positions that would require recognition in the financial statements. The Trading Company files U.S. federal and various state and local tax returns. No income tax returns are currently under examination. The 2022 through 2025 tax years remain subject to examination by U.S. federal and most state tax authorities.

h.

Investment Company Status. The Trading Company has been deemed to be an investment company since inception. Accordingly, the Trading Company follows the investment company accounting and reporting guidance of Financial Services — Investment Companies (Topic 946) and reflects its investments at fair value with unrealized gains and losses resulting from changes in fair value reflected in the Statements of Income and Expenses.

i.

Brokerage, Clearing and Transaction Fees. The Trading Company accrues and pays brokerage, clearing and transaction fees to MS&Co. Brokerage fees are paid as they are incurred on a half-turn basis at 100% of the rates that MS&Co. charges retail commodity customers and parties that are not clearinghouse members. In addition, the Trading Company pays transaction and clearing fees as they are incurred.

j.

Equity in Trading Accounts. The Trading Company’s asset “Equity in trading accounts,” reflected in the Statements of Financial Condition, consists of (a) cash on deposit in commodity brokerage accounts with MS&Co. and JPMorgan, a portion of which is used as margin for trading, (b) net unrealized appreciation on open futures contracts and net unrealized appreciation on open forward contracts, which are at fair value and calculated as the difference between the original contract value and fair value, as applicable and (c) U.S. Treasury bills, at fair value, if any.

The Trading Company, in its normal course of business, enters into various contracts with MS&Co. acting as its commodity broker. Pursuant to the brokerage agreement with MS&Co., to the extent that such trading results in unrealized gains or losses, these amounts are offset for the Trading Company and are reported on a net basis in the Statements of Financial Condition.

CMF TT II, LLC

Notes to Financial Statements

The Trading Company has offset its unrealized gains or losses on forward contracts executed with the same counterparty as allowable under the terms of its master netting agreements with MS&Co. and JPMorgan, as applicable, as the counterparties on such contracts. The Trading Company has consistently applied its right to offset.

k.	Dissolution of the Trading Company. The Trading Company shall be dissolved upon the first of the following events to occur:

(1)	The sole determination of Ceres;

(2)	The written consent of the Members holding not less than a majority interest in capital with or without cause; or

(3)	The occurrence of any other event that causes the dissolution of the limited liability company under the Act.

3.	Trading Advisor:

Ceres has retained Transtrend to make all trading decisions for the Trading Company.

Fees paid to Transtrend by the Trading Company consist of a management fee and an incentive fee as follows:

a.	Management Fee. The Trading Company accrues and pays Transtrend a management fee equal to 1/12th of 0.85% (a 0.85% annual rate) of the net assets as of the first day of each month.

b.

Incentive Fee. The Trading Company pays Transtrend a half year incentive fee equal to 16% of the new trading profits earned by each Member. Such fee is accrued on a monthly basis, but is not payable until the end of each calendar half year.

New trading profits represent the amount by which profits from Futures Interests trading exceed losses after management fees, brokerage, clearing and transaction fees, and professional and other fees, as applicable, are deducted. When Transtrend experiences losses with respect to the Members’ Capital as of the end of a calendar half year, Transtrend must recover such losses before it is eligible for an incentive fee in the future. Cumulative trading losses are reduced for capital withdrawn from the Trading Company.

4.	Financial Instruments:

The Trading Advisor trades Futures Interests on behalf of the Trading Company. Futures and forwards represent contracts for delayed delivery of an instrument at a specified date and price. The fair value of an exchange-traded contract is based on the settlement price quoted by the exchange on the day with respect to which fair value is being determined. If an exchange-traded contract could not have been liquidated on such day due to the operation of daily limits or other rules of the exchange, the settlement price will be equal to the settlement price on the first subsequent day on which the contract could be liquidated. Futures Interests are fair valued as discussed in Note 6, “Fair Value Measurements.”

The Trading Company’s contracts are accounted for on a trade-date basis. Gains or losses are realized when contracts are liquidated and are determined using the first-in, first-out method.

CMF TT II, LLC

Notes to Financial Statements

5.	Trading Activities:

The Trading Company’s objective is to profit from speculative trading in Futures Interests. Therefore, the Trading Advisor for the Trading Company will take speculative positions in Futures Interests where it feels the best profit opportunities exist for its trading strategy. As such, the average number of contracts outstanding in absolute quantity (the total of the open long and open short positions) has been presented as a part of the volume disclosure, as position direction is not an indicative factor in such volume disclosures.

All of the Futures Interests owned by the Trading Company are held for trading purposes. The monthly average number of futures contracts traded during the years ended December 31, 2025 and 2024 were 10,968 and 14,726, respectively. The monthly average number of metals forward contracts traded during the years ended December 31, 2025 and 2024 were 145 and 99, respectively. The monthly average notional value of currency forward contracts traded during the years ended December 31, 2025 and 2024 were $35,904,232 and $79,140,169, respectively.

The following tables summarize the gross and net amounts recognized relating to the assets and liabilities of the Trading Company’s derivative instruments and transactions eligible for offset subject to master netting agreements or similar agreements as of December 31, 2025 and 2024, respectively.

December 31, 2025	Gross Amounts Recognized	Gross Amounts Offset in the Statements of Financial Condition	Amounts Presented in the Statements of Financial Condition	Gross Amounts Not Offset in the Statements of Financial Condition
				Financial Instruments	Cash Collateral Received/Pledged *	Net Amount
Assets
MS&Co.
Futures	$5,070,865	$(1,797,337)	$3,273,528	$-	$-	$3,273,528
Forwards	1,054,636	(636,994)	417,642	-	-	417,642

	6,125,501	(2,434,331)	3,691,170	-	-	3,691,170
JPMorgan
Forwards	113,563	(52,412)	61,151	-	-	61,151

Total assets	$6,239,064	$(2,486,743)	$3,752,321	$-	$-	$3,752,321

Liabilities
MS&Co.
Futures	$(1,797,337)	$1,797,337	$-	$-	$-	$-
Forwards	(636,994)	636,994	-	-	-	-

	(2,434,331)	2,434,331	-	-	-	-
JPMorgan
Forwards	(52,412)	52,412	-	-	-	-

Total liabilities	$(2,486,743)	$2,486,743	$-	$-	$-	$-

Net fair value						$3,752,321	*

CMF TT II, LLC

Notes to Financial Statements

December 31, 2024	Gross Amounts Recognized	Gross Amounts Offset in the Statements of Financial Condition	Amounts Presented in the Statements of Financial Condition	Gross Amounts Not Offset in the Statements of Financial Condition
				Financial Instruments	Cash Collateral Received/Pledged *	Net Amount
Assets
MS&Co.
Futures	$8,036,185	$(4,231,726)	$3,804,459	$-	$-	$3,804,459
Forwards	372,119	(277,648)	94,471	-	-	94,471

	8,408,304	(4,509,374)	3,898,930	-	-	3,898,930
JPMorgan
Forwards	301,960	(94,327)	207,633	-	-	207,633

Total assets	$8,710,264	$(4,603,701)	$4,106,563	$-	$-	$4,106,563

Liabilities
MS&Co.
Futures	$(4,231,726)	$4,231,726	$-	$-	$-	$-
Forwards	(277,648)	277,648	-	-	-	-

	(4,509,374)	4,509,374	-	-	-	-
JPMorgan
Forwards	(94,327)	94,327	-	-	-	-

Total liabilities	$(4,603,701)	$4,603,701	$-	$-	$-	$-

Net fair value						$4,106,563	*

*

In the event of default by the Trading Company, MS&Co., the Trading Company’s commodity futures broker and a counterparty to certain of the Trading Company’s non-exchange-traded contracts, as applicable, and JPMorgan, as a counterparty to certain of the Trading Company’s non-exchange-traded contracts, has the right to offset the Trading Company’s obligation with the Trading Company’s cash and/or U.S. Treasury bills held by MS&Co. or JPMorgan, as applicable, thereby minimizing MS&Co.’s and JPMorgan’s risk of loss. In certain instances, a counterparty may not post collateral and as such, in the event of default by such counterparty, the Trading Company is exposed to the amount shown in the Statements of Financial Condition. In the case of exchange-traded contracts, the Trading Company’s exposure to counterparty risk may be reduced since the exchange’s clearinghouse interposes its credit between buyer and seller and the clearinghouse’s guarantee funds may be available in the event of a default. In some instances, the actual collateral received and/or pledged may be more than the amount shown due to overcollateralization.

The Trading Company has netting agreements with both MS&Co. and JPMorgan. The “Net unrealized appreciation on open futures contracts” and “Net unrealized appreciation on open forward contracts” as presented on the Statements of Financial Condition, as applicable, is the net of the amounts presented in the tables above for MS&Co. and JPMorgan.

CMF TT II, LLC

Notes to Financial Statements

The following tables indicate the Trading Company’s gross fair values of derivative instruments of futures and forward contracts as separate assets and liabilities as of December 31, 2025 and 2024, respectively.

December 31, 2025
Assets
Futures Contracts
Currencies	$634,552
Energy	671,323
Grains	654,674
Indices	146,420
Interest Rates U.S.	9,612
Interest Rates Non-U.S.	427,697
Livestock	290,482
Metals	1,945,293
Softs	290,812

Total unrealized appreciation on open futures contracts	5,070,865

Liabilities
Futures Contracts
Currencies	(310,809)
Energy	(82,870)
Grains	(332,273)
Indices	(55,622)
Interest Rates U.S.	(336,455)
Interest Rates Non-U.S.	(274,019)
Livestock	(1,150)
Metals	(97,584)
Softs	(306,555)

Total unrealized depreciation on open futures contracts	(1,797,337)

Net unrealized appreciation on open futures contracts	$3,273,528 *

Assets
Forward Contracts
Currencies	$113,563
Metals	1,054,636

Total unrealized appreciation on open forward contracts	1,168,199

Liabilities
Forward Contracts
Currencies	(52,431)
Metals	(636,975)

Total unrealized depreciation on open forward contracts	(689,406)

Net unrealized appreciation on open forward contracts	$478,793 **

*	This amount is in “Net unrealized appreciation on open futures contracts” in the Statements of Financial Condition.

**	This amount is in “Net unrealized appreciation on open forward contracts” in the Statements of Financial Condition.

CMF TT II, LLC

Notes to Financial Statements

December 31, 2024
Assets
Futures Contracts
Currencies	$2,546,783
Energy	360,373
Grains	755,634
Indices	169,082
Interest Rates U.S.	212,148
Interest Rates Non-U.S.	750,506
Livestock	635,436
Metals	327,549
Softs	2,278,674

Total unrealized appreciation on open futures contracts	8,036,185

Liabilities
Futures Contracts
Currencies	(856,539)
Energy	(344,789)
Grains	(972,891)
Indices	(760,842)
Interest Rates U.S.	(24,847)
Interest Rates Non-U.S.	(886,986)
Livestock	(145,168)
Metals	(171,735)
Softs	(67,929)

Total unrealized depreciation on open futures contracts	(4,231,726)

Net unrealized appreciation on open futures contracts	$3,804,459 *

Assets
Forward Contracts
Currencies	$301,960
Metals	372,119

Total unrealized appreciation on open forward contracts	674,079

Liabilities
Forward Contracts
Currencies	(96,955)
Metals	(275,020)

Total unrealized depreciation on open forward contracts	(371,975)

Net unrealized appreciation on open forward contracts	$302,104 **

*	This amount is in “Net unrealized appreciation on open futures contracts” in the Statements of Financial Condition.

**	This amount is in “Net unrealized appreciation on open forward contracts” in the Statements of Financial Condition.

CMF TT II, LLC

Notes to Financial Statements

The following table indicates the trading gains and losses, by market sector, on derivative instruments for the years ended December 31, 2025, 2024 and 2023.

Sector	2025		2024	2023
Currencies	$(2,884,185)		$(421,997)	$3,734,413
Energy	(4,903,461)		(1,329,184)	1,368,154
Grains	(3,342,077)		591,095	(1,736,452)
Indices	1,536,784		2,584,259	(510,742)
Interest Rates U.S.	(833,535)		1,129,304	(1,043,517)
Interest Rates Non-U.S.	(478,516)		(4,610,583)	(3,759,246)
Livestock	2,923,976		(1,093,993)	(70,330)
Metals	8,346,571		271,839	(349,674)
Softs	(1,081,377)		9,521,959	6,087,799

Total	$(715,820	) ***	$6,642,699 ***	$3,720,405 ***

***	This amount is in “Total trading results” in the Statements of Income and Expenses.

6.	Fair Value Measurements:

Fair value is defined as the value that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to fair values derived from unobservable inputs (Level 3). The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair value of exchange-traded futures, forward and option contracts is determined by the various exchanges, and reflects the settlement price for each contract as of the close of business on the last business day of the reporting period. The fair value of non-exchange traded foreign currency forward contracts is extrapolated on a forward basis from the spot prices quoted as of approximately 3:00 P.M. (E.T.) on the last business day of the reporting period from various exchanges. The fair value of non-exchange-traded foreign currency option contracts is calculated by applying an industry standard model application for options valuation of foreign currency options, using as inputs the spot prices, interest rates and option implied volatilities quoted as of approximately 3:00 P.M. (E.T.) on the last business day of the reporting period. U.S. Treasury bills are valued at the last available bid price received from independent pricing services as of the close of the last business day of the reporting period.

The Trading Company considers prices for exchange traded commodity futures, swap and option contracts to be based on unadjusted quoted prices in active markets for identical assets and liabilities (Level 1). The values of U.S. Treasury bills, non-exchange-traded forward, swap and certain option contracts for which market quotations are not readily available are priced by pricing services that derive fair values for those assets and liabilities from observable inputs (Level 2). As of and for the years ended December 31, 2025 and 2024, the Trading Company did not hold any derivative instruments that were priced at fair value using unobservable inputs through the application of the Trading Manager’s assumptions and internal valuation pricing models (Level 3).

CMF TT II, LLC

Notes to Financial Statements

December 31, 2025	Total	Level 1	Level 2	Level 3
Assets
Futures	$5,070,865	$5,070,865	$-	$-
Forwards	1,168,199	-	1,168,199	-

Total assets	$6,239,064	$5,070,865	$1,168,199	$-

Liabilities
Futures	$1,797,337	$1,797,337	$-	$-
Forwards	689,406	-	689,406	-

Total liabilities	$2,486,743	$1,797,337	$689,406	$-

December 31, 2024	Total	Level 1	Level 2	Level 3
Assets
Futures	$8,036,185	$8,036,185	$-	$-
Forwards	674,079	-	674,079	-

Total assets	$8,710,264	$8,036,185	$674,079	$-

Liabilities
Futures	$4,231,726	$4,231,726	$-	$-
Forwards	371,975	-	371,975	-

Total liabilities	$4,603,701	$4,231,726	$371,975	$-

7.	Financial Instrument Risk:

The Members’ investments in the Trading Company expose the Members to various types of risks that are associated with Futures Interests trading and markets in which the Trading Company invests. The significant types of financial risks that the Trading Company is exposed to are market risk, liquidity risk, counterparty credit risk and changes in interest rates.

The rapid fluctuations in the market prices of Futures Interests in which the Trading Company invests and changes in interest rates make the Members’ investments volatile. If Transtrend incorrectly predicts the direction of prices in the Futures Interests in which it invests, large losses may occur.

Illiquidity in the markets in which the Trading Company invests may cause less favorable trade prices. Although Transtrend will generally purchase and sell actively traded contracts where last trade price information and quoted prices are readily available, the prices at which a sale or purchase occur may differ from the prices expected because there may be a delay between receiving a quote and executing a trade, particularly in circumstances where a market has limited trading volume and prices are often quoted for relatively limited quantities.

CMF TT II, LLC

Notes to Financial Statements

The credit risk on Futures Interests arises from the potential inability of counterparties to perform under the terms of the contracts. The Trading Company has credit risk and concentration risk, as MS&Co., an MS&Co. affiliate or JPMorgan are counterparties or brokers with respect to the Trading Company’s assets. The Trading Company’s exposure to credit risk associated with counterparty nonperformance is typically limited to the cash deposits with, or other form of collateral held by, the counterparty. The Trading Company’s assets deposited with MS&Co. or its affiliates are segregated or secured in accordance with the Commodity Exchange Act and the regulations of the CFTC and are expected to be largely held in non-interest bearing bank accounts at a U.S. bank or banks, but may also be invested in any other instruments approved by the CFTC for investment of customer funds. Exchange-traded futures, exchange-traded forward and exchange-traded futures-styled option contracts are marked to market on a daily basis, with variations in value that may be settled on a daily basis. With respect to the Trading Company’s non-exchange-traded forward currency contracts and forward currency option contracts, there are no daily settlements of variation in value, nor is there any requirement that an amount equal to the net unrealized gains (losses) on such contracts be segregated. However, the Trading Company is required to meet margin requirements with the counterparty, which is accomplished by daily maintenance of the cash balance in a custody account and U.S. Treasury bills held at MS&Co. or JPMorgan. With respect to those non-exchange-traded forward currency contracts, the Trading Company is at risk to the ability of MS&Co. or JPMorgan, counterparties on such contracts, to perform. The Trading Company has a netting agreement with each counterparty. These agreements, which seek to reduce both the Trading Company’s and the counterparties’ exposure on non-exchange-traded forward currency contracts, should materially decrease the Trading Company’s credit risk in the event of MS&Co.’s or JPMorgan’s bankruptcy or insolvency.

In the ordinary course of business, the Trading Company enters into contracts and agreements that contain various representations and warranties and which provide general indemnifications. The Trading Company’s maximum exposure under these arrangements cannot be determined, as this could include future claims that have not yet been made against the Trading Company. The Trading Company considers the risk of any future obligation relating to these indemnifications to be remote.

Beginning in February 2022, the United States, the United Kingdom, the European Union, and a number of other nations imposed sanctions against Russia in response to Russia’s invasion of Ukraine, and these and other governments around the world may impose additional sanctions in the future as the conflict develops. In addition, the armed conflict between Israel and Hamas and subsequent sanctions have created volatility in the price of various commodities and may lead to a deterioration in the political and trade relationships that exist between the countries involved and have a negative impact on business activity globally, and therefore could affect the performance of the Trading Company’s investments. Furthermore, uncertainties regarding these conflicts and the varying involvement of the United States and other countries preclude prediction as to the ultimate impact on global economic and market conditions, and, as a result, presents material uncertainty and risk with respect to the Trading Company and the performance of its investments or operations, and the ability of the Trading Company to achieve its investment objectives. Additionally, to the extent that investors, service providers and/or other third parties have material operations or assets in Russia, Belarus, Ukraine or Israel, they may have their operations disrupted and/or suffer adverse consequences related to the ongoing conflicts.

Changes in trade policies, including the imposition of tariffs or other trade restrictions, may adversely affect the trading strategies of certain of the Trading Company’s advisors, and the Trading Company. The current tariff environment remains uncertain and highly volatile, and it is difficult to predict the direction or scope of future tariff policies in the short term. The current U.S. administration has proposed and recently begun to implement global broad-based tariffs on imports from key trading partners to the U.S., including, but not limited to, Canada, China, the European Union and Mexico. While the current U.S. administration has agreed to pause the implementation of certain tariffs proposed under its existing policies, the continued implementation of certain other tariffs (and the threat that additional tariffs may be imposed in the future) can be expected to lead to increased costs, supply chain disruptions, and heightened market volatility. Retaliatory trade measures by governments have been proposed and, in certain instances, implemented, which can be expected to create further economic uncertainty.

CMF TT II, LLC

Notes to Financial Statements

8.	Members’ Capital:

a.

Members’ Capital. The Members’ Capital of the Trading Company is equal to the total assets of the Trading Company (including, but not limited to, all cash and cash equivalents, U.S. Treasury bills, at fair value, net unrealized appreciation on open futures contracts, net unrealized appreciation on open forward contracts, interest receivable and other assets, as applicable) less all liabilities (including, but not limited to, unrealized depreciation on open futures contracts, unrealized depreciation on open forward contracts, management fees, incentive fees, professional fees and redemptions payable, as applicable), determined in accordance with GAAP.

b.

Capital Contributions. Capital contributions by the Members may be made monthly pending Ceres’ approval. Such capital contributions will increase each contributing Member’s pro-rata share of the Trading Company’s Members’ Capital.

c.

Capital Withdrawals. Generally, each Member may withdraw all or a portion of its capital contributions and undistributed profits, if any, from the Trading Company as of the end of any month (the “Redemption Date”) after a request for redemption has been made to the Trading Manager at least three days in advance of the Redemption Date. However, a Member may request a withdrawal as of the end of any day if such request is received by the Trading Manager at least three days in advance of the proposed withdrawal day.

d.

Distributions. Distributions, other than capital withdrawals, are made on a pro-rata basis at the sole discretion of Ceres. No distributions have been made to date. Ceres does not intend to make any distributions of the Trading Company’s profits.

e.	Net income, net loss, and distributions are allocated to Members on a pro-rata basis in proportion to their respective ownership interests during the period.

CMF TT II, LLC

Notes to Financial Statements

9.	Financial Highlights:

Financial highlights for the non-managing Members as a whole for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
Ratios to Average Members’ Capital:

Net investment income (loss) *	1.0%	0.2%	1.1%

Operating expenses before incentive fees	1.7%	1.8%	1.6%
Incentive fees	- %	1.4%	0.5%

Operating expenses after incentive fees	1.7%	3.2%	2.1%

Total return:
Total return before incentive fees	2.5%	10.4%	7.1%
Incentive fees	- %	(1.3) %	(0.6) %

Total return after incentive fees	2.5%	9.1%	6.5%

*	Interest income less total expenses.

The above ratios and total return may vary for individual investors based on the timing of capital transactions during the year. Additionally, these ratios are calculated for the non-managing Members’ share of income, expenses and average Members’ capital.

10.	Subsequent Events:

The Trading Manager evaluates events that occur after the balance sheet date but before and up until financial statements are available to be issued. The Trading Manager has assessed the subsequent events through March 20, 2026, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring adjustment to or disclosure in the financial statements.